11016518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-44325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUSQUEHANNA FINANCIAL GROUP, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVE SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUSQUEHANNA FINANCIAL GROUP, LLLP, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

2/9/11

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANNA DiSANTO-MATZIK, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 21, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

SUSQUEHANNA FINANCIAL GROUP, LLLP
(a limited liability limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Partners
Susquehanna Financial Group, LLLP
Bala Cynwyd, Pennsylvania

We have audited the accompanying statement of financial condition of Susquehanna Financial Group, LLLP (the "Entity") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Financial Group, LLLP as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

New York, New York
February 24, 2011

SUSQUEHANNA FINANCIAL GROUP, LLLP

Statement of Financial Condition
(dollars in thousands)
December 31, 2010

ASSETS	
Cash	$ 105
Cash segregated under federal and other regulations	1,250
Receivable from clearing brokers	92,906
Bond interest receivable	6,020
Securities owned - at fair value	625,054
Securities borrowed	1,365,976
Accrued trading receivables	5,362
Commission receivable	10,127
Fixed assets (net of accumulated depreciation of $3,450)	2,739
Other assets	280
	$ 2,109,819
LIABILITIES AND PARTNERS' CAPITAL	
Bond interest payable	$ 4,143
Securities sold, not yet purchased - at fair value	538,042
Securities sold under agreements to repurchase	43,259
Securities loaned	1,301,485
Accrued trading payables	1,863
Payable to affiliates	15,969
Accrued compensation	62,034
Accrued guaranteed payments to partners	1,170
Accrued expenses and other liabilities	3,376
Total liabilities	1,971,341
Partners' capital	138,478
	$ 2,109,819

See notes to statement of financial condition

NOTE A - ORGANIZATION

Susquehanna Financial Group, LLLP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and its designated examining regulatory authority is the Financial Industry Regulatory Authority ("FINRA"). The Entity generally acts as an introducing broker and trades for its own account as a market-maker on the Nasdaq stock exchange. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities, commissions and related expenses on a trade-date basis.

Interest income and expense are recorded on the accrual basis.

Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements plus accrued interest. The Entity continually monitors the fair value of the underlying securities as compared with the related receivable, including accrued interest, and requests additional collateral where deemed appropriate.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

NOTE C - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $1,250 has been segregated in a special reserve bank account for the benefit of customers in accordance with the Entity's exemption under section k(2)(i) of Rule 15c3-3.

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a Fair Value Measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

(dollars in thousands)

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2: Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The table that follows sets forth information about the level within the fair value hierarchy at which the Entity's investments are measured at December 31, 2010:

Assets measured at fair value:

		Fair Value Measurements Using		
Description	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Equity/Options/Rights:				
Market Maker	$ 3,573	$ 3,573		$ 0
Arbitrage	5,738	5,738		
Debt securities:				
Corporate	427,502		$ 427,502	
Government (Agency, Municipal Bonds, Treasuries)	188,137		188,137	
Options on futures (financial and currency)	104	104		
Total	$ 625,054	$ 9,415	$ 615,639	$ 0

(dollars in thousands)

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Liabilities measured at fair value:

		Fair Value Measurements Using		
Description	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Equity/Options/Warrants:				
Market Maker	$ 1,484	$ 1,484		$ 0
Arbitrage	3,140	3,140		
Debt securities:				
Corporate	298,447		$ 298,447	
Government (Agency, Municipal Bonds, Treasuries)	234,971		234,971	
Futures	22	22		
Total	$ 538,064	$ 4,646	$ 533,418	$ 0

NOTE E - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	**Securities Sold, Not Yet Purchased**
Equity securities	$ 8,708	$ 4,320
Warrants		2
Rights	251	
Debt securities	615,639	533,418
Options	456	302
	$ 625,054	$ 538,042

Equity securities owned, equity securities sold, not yet purchased, and futures contracts, traded on a national securities exchange are valued at the last reported sales price on December 31, 2010. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources. Options are valued at the mean between the last bid and the last ask prices on December 31, 2010.

(dollars in thousands)

NOTE F - SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Entity to deposit cash with the lender. With respect to securities loaned, the Entity receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of market value of the applicable securities borrowed or loaned. The Entity monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral refunded, when deemed appropriate. As of December 31, 2010, the securities borrowed and loaned are $1,365,976 and $1,301,485, respectively.

Credit risk represents the potential loss that would occur if counterparties related to repurchase agreements and security lending transactions fail to perform pursuant to the terms of their obligations. In addition to its investments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

NOTE G - RECEIVABLE FROM CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are provided by Merrill Lynch Professional Clearing Corp., JPMorgan Chase & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

At December 31, 2010, all of the securities owned and securities sold, not yet purchased, and the amount receivable from the clearing brokers reflected in the statement of financial condition are securities positions with and amounts due from these clearing brokers.

The Entity has agreed to indemnify Merrill Lynch Professional Clearing Corp. for losses that it may sustain from the customer accounts introduced by the Entity. As of December 31, 2010, there were no unsecured amounts owed to the clearing broker by these customers.

NOTE H - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Business Development, Inc., River Cross Securities LLLP, SIG Brokerage, LP, Susquehanna International Securities Ltd., Susquehanna Financial Group Asia Ltd., Global Execution Brokers, LP and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for all direct and indirect operating expenses. The Entity pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. Included in the payable to affiliate is $11,585 relating to these operating costs.

Susquehanna Business Development, Inc. performs marketing services for the Entity. Included in payable to affiliates is a payable for these services of $208 as of December 31, 2010.

River Cross Securities LLLP executes trades for the Entity and, in turn, receives commissions at various rates. Included in payable to affiliates is a payable for commissions due of $117 as of December 31, 2010.

(dollars in thousands)

NOTE H - RELATED PARTY TRANSACTIONS (CONTINUED)

SIG Brokerage, LP executes trades for the Entity and, in turn, receives commissions at various rates. Included in payable to affiliates is a payable for commissions due of $103 as of December 31, 2010.

Susquehanna International Securities Ltd. performs certain investment services for the Entity. Included in payable to affiliates is a payable for these services of $344 as of December 31, 2010.

Susquehanna Financial Group Asia Ltd. provided certain management services to the Entity. No payable exists as of December 31, 2010.

The Entity executes trades for various affiliates for which it receives commissions at various rates.

The Entity has an execution services agreement with Global Execution Brokers, LP. Under this agreement, Global Execution Brokers, LP executes orders for the Entity on various exchanges for which the Entity pays a monthly fee of $500, or such other amount as agreed upon by the Entity and Global Execution Brokers, LP. No payable exists as of December 31, 2010.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to 9.5% of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates is licensing fees to Waves Licensing, LLC amounting to $3,574.

Guaranteed payments in 2010 are determined based on certain contributed Partners' capital.

Because of their short-term nature, the fair values of the payables to affiliates approximate their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Due to the nature of certain trading activities, it may be necessary or advantageous to trade certain financial instruments in one entity for the purpose of hedging risk related to the trading activity of another entity. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE I - COMMITMENTS

The Entity is obligated under a non-cancelable lease for office space expiring through June 2011. This lease contains provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rental under this lease is $165 for the year ending December 31, 2011.

Annual rent charges arising from lease commitments may be allocated to affiliates at management's discretion.

NOTE J - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, credit risk, currency risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions based on internally developed valuation models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The Entity attempts to mitigate these risks on a daily basis by actively managing its portfolio and adjusting its hedges. However, the success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in relevant markets could cause the Entity to incur losses and adversely affect its ability to carry out its business.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

The Entity purchases and sells options on securities and options on futures contracts.

The writer of a call option which is covered (e.g., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

NOTE J - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The seller of a put option which is covered (e.g., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Entity invests in futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although the majority of futures contracts traded by the Entity are settled only in cash based on the value of the underlying asset or composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Entity may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly.

The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Entity's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

The Entity may buy or sell "high yield" bonds which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. Adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

NOTE K - DERIVATIVE FINANCIAL INSTRUMENTS

The following table sets forth the fair value of the Entity's derivative financial instruments by major product type on a gross basis as of December 31, 2010:

	Approximate Annual Volume (Contracts) *	Fair Value		Statement of Financial Condition Location
		Assets	Liabilities	
Options	316	$ 352	$ 302	Securities owned; Securities sold, not yet purchased
Warrants	1,350	$ -	$ 2	Securities owned; Securities sold, not yet purchased
Rights	692	$ 251	$ -	Securities owned; Securities sold, not yet purchased
Futures (financial and currency)				
Futures	1	$ -	$ 22	Receivable from clearing brokers
Options on Futures	7	$ 104	$ -	Securities owned and Securities sold, not yet purchased

* Approximate annual volume of contracts shown are in thousands.

NOTE L - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

Management has determined that there are no material uncertain income tax positions at December 31, 2010 and, as such, no interest or penalties were recognized.

The Entity is no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2007 and presently has open federal examinations for tax years 2007 and 2008. Any resulting adjustments pursuant to the examinations would be reportable by its partners on their respective tax returns.

(dollars in thousands)

NOTE M - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or an amount determinable based on the market price and number of securities in which the Entity is a market-maker, not to exceed $1,000. Net capital changes from day to day, but as of December 31, 2010, the Entity had net capital of $124,955, which exceeded its requirement of $1,000 by $123,955.

NOTE N - SUBSEQUENT EVENTS

The Entity evaluated subsequent events after the date of the financial statement to consider whether or not the impact of such events needed to be reflected or disclosed in the financial statement. Such evaluation was performed through the report date of the financial statement, the date that this financial statement was issued.

On January 1, 2011, SIG, which owns 99.9% of the Entity, distributed its interest in the Entity to SIG Holding, LLC. SIG Holding, LLC immediately contributed its interest in the Entity to SFG Holding, LLC, upon which SIG Holding, LLC distributed SFG Holding, LLC to Bodel Inc. All entities involved in this restructuring are affiliated through common ownership. SFG Partner, LLC's 0.1% ownership is unchanged by this restructuring.

Subsequent to the restructuring, a partner made capital contributions of $65,000 and withdrawals of $15,000.

On January 7, 2011, FTN Financial Securities Corp. and First Tennessee Bank National Association (collectively, "FTN") filed a FINRA arbitration claim against the Entity and two of its employees. FTN's statement of claim asserts that the Entity used improper means to solicit FTN employees and "raided" FTN's corporate fixed income business by hiring a number of former FTN employees. FTN seeks damages in excess of $25,000. The Entity's response to the statement of claim is not due until March 29, 2011. The Entity believes that the allegations in this matter are without merit and intends to defend vigorously its interests.